

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Yacov Geva
President and Chief Executive Officer
G Medical Innovations Holdings Ltd.
5 Oppenheimer St.
Rehovot 7670105, Israel

Re: G Medical Innovations Holdings Ltd.
Registration Statement on Form F-3
Filed July 11, 2022
File No. 333-266090

Dear Dr. Geva:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Victorson, Esq.